September 19,
2005

Mail Stop 3561

Via US Mail and Facsimile

Mr. George Lovato, Jr.
President and Chief Executive Officer
303 San Mateo NE, Suite 104A
Albuquerque, New Mexico 87108

Re:	Americana Publishing, Inc.
      Form SB-2 Filed May 9, 2005
      Form 10-KSB for the year ended December 31, 2004
      Forms 10-QSB for the periods ended March 31, 2005 and June
30,
2005
	Commission file #: 000-25783

Dear Mr. Lovato:

We have reviewed your September 14, 2005 response letter and have the following comments. Please file an amended Form 10-KSB and Form SB-2 in response to our request for expanded or revised disclosure. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.


* * * * * * * * * * * * * * * * * * * * * * *

Form SB-2 filed May 9, 2005

Management`s Discussion and Analysis

General, page 19

1. We note from your response to prior comment 2 that you made the requested change to Note 8 in the Form 10-QSB for the period ended March 31, 2005, however it does not appear that the requested changes have been made to the MD&A section in the Form SB-2 or to Note 8 to the financial statements for the six months ended June 30, 2005 included in the Form SB-2. As such, we reissue our previous comment and request that you revise the MD&A section in the Form SB-2 and
Note 8 to the financial statements for the six months ended June
30,
2005 included in the Form SB-2 to disclose the type of expense that was recognized in your statement of operations related to the issuance of restricted stock to Cornell Capital and Newbridge Securities.

Financial Statements for the interim period ended June 30, 2005 included in Form SB-2 and Forms 10-QSB for the quarters ended
March
31, 2005 and June 30, 2005

Financial Statements

2. We note from your response to prior comment 4 that you have restated the financial statements as of June 30, 2005 to include a loss on the debt restructuring from the conversion of the Advantage
Note. Please revise the balance sheet as of June 30, 2005 and statement of cash flows for the six months ended June 30, 2005 included in the Form SB-2 to present the columns as "restated." The
MD&A Results of Operations sections in both the Form SB-2 and the Form 10-QSB for the period ended June 30, 2005 should be revised to discuss the loss on debt restructuring as it affects the changes in financial results between June 30, 2004 and June 30, 2005. Additionally, please revise your MD&A section included in the Form 10-QSB for the period ended June 30, 2005 to discuss the accounting for the Advantage Note on page 1 in terms of a correction of an error in previously issued financial statements.

Note 11. Restatement of Financial Statements

3. Revise to disclose the impact of the restatement on your
earnings
per share for the three and six months ended June 30, 2005.  Refer to
the requirements of paragraph 37 of    APB 20.

MD&A Liquidity and Capital Resources

4. We note from your response to prior comment 5 that you have revised the disclosure as requested. However, although we note that
Note 10 to the June 30, 2005 financial statements has been revised to include the date and amount of all issuances of common stock during the first and second quarters of 2005 that relate to debt conversion or other non-cash transactions, it appears you have not disclosed how the shares were valued and accounted for in your financial statements. Additionally, it does not appear that you have added any additional disclosure related to these stock issuances to the MD&A section. As such, we reissue our previous comment in part and request that you revise the MD&A section of the Form SB-2 to include disclosure of the date and amount of all issuances of common stock during the first and second quarters of 2005 that relate to debt conversion or other non-cash transactions. Your disclosures in both the MD&A section and Note 10 to the financial statements for the six months ended June 30, 2005 should be revised to explain how each issuance of shares was valued (i.e., based on the market value of the shares on the date of issuance) and accounted for in your financial statements.

Other

5. We note that a consent of the Independent Registered Public
Accounting Firm has not been filed with the draft Form SB-2.
Please
include a currently dated consent in any future amendments to your Form SB-2 registration statement.


* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond via EDGAR to these comments within
10
business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information.

You may contact Claire Erlanger at 202-551-3301 or me at 202-551-
3813
if you have questions.

      Sincerely,



								Linda Cvrkel
								Branch Chief
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Mr. George Lovato
Americana Publishing, Inc
September 19, 2005
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